SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Talon International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87484F108

(CUSIP Number)

Kenneth Parzygnat
CVC California, LLC
525 Okeechobee Blvd., Suite #1050
West Palm Beach, Florida 33401
Telephone: (561) 868-6060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS: CVC California, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		42,466,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

42,466,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

42,466,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

69.6% of Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

*Includes 40,716,000 shares of Common Stock into which the Series B Preferred beneficially owned by the reporting person are convertible as of the date hereof.

1	NAMES OF REPORTING PERSONS: ComVest Capital, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		42,466,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

42,466,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

42,466,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

69.6% of Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

*Includes 40,716,000 shares of Common Stock into which the Series B Preferred beneficially owned by the reporting person are convertible as of the date hereof.

1	NAMES OF REPORTING PERSONS: ComVest Capital Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		42,466,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

42,466,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

42,466,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

69.6% of Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

*Includes 40,716,000 shares of Common Stock into which the Series B Preferred beneficially owned by the reporting person are convertible as of the date hereof.

1	NAMES OF REPORTING PERSONS: Michael S. Falk

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		42,466,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

42,466,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

42,466,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

69.6% of Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*Includes 40,716,000 shares of Common Stock into which the Series B Preferred beneficially owned by the reporting person are convertible as of the date hereof.

1	NAMES OF REPORTING PERSONS: Robert L. Priddy

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		42,466,000*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

42,466,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

42,466,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

69.6% of Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*Includes 40,716,000 shares of Common Stock into which the Series B Preferred beneficially owned by the reporting person are convertible as of the date hereof.

Item 1.  Security and Issuer.

 The name of the issuer is Talon International, Inc., a Delaware corporation (the “Issuer”).   The Issuer’s principal executive offices are located at 21900 Burbank Blvd., Suite 270, Woodland Hills, California 91367. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $.001 per share (the “Common Stock”).

Item 2.  Identity and Background.

(a), (b), (c) and (f) This Schedule 13D is filed by CVC California, LLC (“CVC”), ComVest Capital, LLC (“Capital”), ComVest Capital Management, LLC (“Management”), Michael S. Falk and Robert L. Priddy (collectively, the “Reporting Persons”).  The business address of the Reporting Persons is ComVest Capital, LLC, City Place Tower, 525 Okeechobee Boulevard, Suit 1050, West Palm Beach, Florida 33401.  The principal business of the Reporting Persons is investing in middle-market companies.  CVC, Capital and Management are organized as limited liability companies under the laws of the State of Delaware.  Messrs. Falk and Priddy are citizens of the United States of America.

(d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

CVC (as the successor to Bluefin Capital, LLC) and the Issuer are parties to a Revolving Credit and Term Loan Agreement, originally dated as of June 27, 2007 (the “Loan Agreement”), which included a revolving credit facility and term loans.  As of June 30, 2010, the parties entered into Amendment No. 5 to the Loan Agreement to extend the maturity date of the revolving credit facility and term loans from June 30, 2010 to July 30, 2010. In light of the fact that the Issuer did not have sufficient cash on hand to satisfy its outstanding debt obligations under the Loan Agreement, and in an effort to help the Issuer improve its business performance and reduce its debt obligations, CVC and the Issuer entered into a recapitalization agreement, dated as of July 30, 2010 (the “Recapitalization Agreement”), whereby CVC converted all outstanding indebtedness under the  Loan Agreement into newly issued shares of Series B Preferred Stock, par value $.001 per share (the “Series B Preferred Stock”), of the Issuer. Simultaneously with the execution of the Recapitalization Agreement, the Issuer and CVC entered into Amendment No. 6 to the Loan Agreement, which, among other things, extends and reduces the Revolving Credit Commitment under and as defined in the Loan Agreement.

As of the date hereof, the Reporting Persons beneficially own 407,160 shares of Series B Preferred Stock. Each outstanding share of Series B Preferred Stock is convertible, at any time, at the option of the holder, into 100 shares of Common Stock (subject to adjustments).  The Series B Preferred Stock ranks prior to all of the Issuer’s Common Stock and Series A Preferred Stock.  The Issuer may, at any time, in its sole discretion, redeem all (but not less than all) of the outstanding shares of Series B Preferred Stock.  At any time on or after July 31, 2016, each holder of the Series B Preferred Stock may, at its option, require the Issuer to redeem any or all of the shares of Series B Preferred Stock owned of record by such holder.  Holders of Series B Preferred Stock are generally entitled to vote on all matters submitted to a vote of the stockholders of the Issuer and will have such number of votes equal to the number of shares of Common Stock into which the shares of Series B Preferred Stock held by such holder could be converted as of the record date.  In addition, so long as shares of Series B Preferred Stock represent 35% or more of the total outstanding voting shares of the Issuer, the holders of the Series B Preferred Stock, voting as a separate class, shall be entitled to elect three directors to the Issuer’s Board of Directors (the “Board”) if the Board has five or fewer total members and four directors if the Board has six or seven members.

Holders of Series B Preferred Stock are entitled to cumulative dividends, which begin to accrue upon the issuance of the Series B Preferred Stock, whether or not the Issuer has earnings or profits.  Such dividends will be payable only upon liquidation, dissolution or winding up of the Issuer, as more fully described in the Certificate of Designation of Series B Preferred Stock, which is incorporated herein by reference.  Additionally, the holders of Series B Preferred Stock have a liquidation preference to receive payment prior to the holders of Common Stock, Series A Preferred Stock or other class or series of preferred stock of the Issuer ranking junior to the Series B Preferred Stock in the event of certain significant transactions, in an amount per share equal to the then effective stated value of each outstanding share of Series B Preferred Stock plus accrued but unpaid dividends.

The affirmative vote of a majority in interest of the Series B Preferred Stock is required to amend or modify the rights, powers, or preferences given to the Series B Preferred Stock; authorize any class of stock with superior preferences to the Series B Preferred Stock; amend the Issuer's Certificate of Incorporation or by-laws in any manner that adversely affects any rights of the Series B Preferred Stock; pay any dividend or distribution or return any capital or make any distribution of assets upon or in respect of the Common Stock or any class of security ranking junior to the Series B Preferred Stock; or enter into any agreement with an affiliate involving aggregate payments of more than $50,000 by the Issuer on terms less favorable to the Issuer than would then be obtained in an arm’s-length transaction between unrelated parties (subject to certain exceptions).

The foregoing description of the Series B Preferred Stock is qualified in its entirety by reference to the Certificate of Designation of Series B Convertible Preferred Stock of the Issuer, which is included as Exhibit 2 and is incorporated herein by reference.

Item 4.   Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

Other than as set forth herein, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect to any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a) and (b)    The Reporting Persons beneficially own Common Shares as follows:

Name	Number of shares of Common Stock(1)	Sole or Shared Voting(2)	Sole or Shared Dispositive(2)	% of Total Outstanding(3)

CVC California, LLC	42,466,000	Shared	Shared	69.6%

ComVest Capital LLC	42,466,000	Shared	Shared	69.6%

ComVest Capital Management LLC	42,466,000	Shared	Shared	69.6%

Michael S. Falk	42,466,000	Shared	Shared	69.6%

Robert L. Priddy	42,466,000	Shared	Shared	69.6%

Total:	42,466,000			69.6%

(1) Represents 1,750,000 shares of Common Stock and 40,716,000 shares of Common Stock into which the Series B Preferred Stock beneficially owned by the Reporting Persons are convertible as of the date hereof.

(2) CVC directly beneficially owns the securities identified above in the form of direct ownership of 42,466,000 shares of Common Stock. Capital indirectly beneficially owns the securities identified above by virtue of the fact that Capital is the sole member and the managing member of CVC.  Management indirectly beneficially owns the securities identified above by virtue of the fact that Management is the managing member of Capital  In their capacity as Managing Members of Management, Messrs. Falk and Priddy share indirect voting and dispositive power with respect to the securities indirectly beneficially owned by Management and may be deemed to be the beneficial owner of such securities, although Messrs. Falk and Priddy disclaim beneficial interest in such securities other than that portion which corresponds with their membership interest in Management.

(3)  The calculation of the percentage is based on 20,291,433 shares of Common Stock outstanding on of May 13, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, filed with the Securities and Exchange Commission on May 13, 2010.

(c)           No Reporting Person has effected any transactions with respect to the Common Stock in the past 60 days, other than the transaction reported herein.

(d)           No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 30, 2010, Lonnie D. Schnell, Larry Dyne (collectively the “Management Stockholders”), and CVC (CVC, together with the Management Stockholders, the “Stockholders”) entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with the Issuer.  The Stockholders’ Agreement contains a voting agreement whereby, among other things, (i) the Management Stockholders agree to vote in favor of an Approved Fundamental Transaction (as defined in the Stockholders’ Agreement), (ii) CVC agrees, at all times when the Series B Preferred Stock has the right to elect directors, to vote its Common Stock in favor of the Issuer’s nominees for the Issuer’s Board and (iii) CVC agrees, at any time before July 31, 2011, not to transfer any of its capital stock of the Issuer or vote any of it is capital stock of the Issuer in favor of a any event of liquidation, dissolution or winding up of the Issuer.

The Stockholders’ Agreement provides CVC with a right of first refusal with respect to sales of the shares owned by the Management Stockholders.  In addition, the Stockholders’ Agreement includes tag-along rights, whereby the Management Stockholders have the right to participate in sales of the Issuer’s capital stock by CVC, subject to specified exceptions.  The Stockholders’ Agreement also grants CVC a preemptive right, whereby upon a Qualified Financing Transaction (as defined in the Stockholders’ Agreement) at any time when CVC’s ownership interest in the Issuer is equal to or greater than 25%, CVC shall have the option of acquiring the amount of shares of capital stock that would enable it to maintain its percentage of equity ownership in the Issuer following an issuance of shares pursuant to a Qualified Financing Transaction.

References to, and descriptions of, the Stockholders’ Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Stockholders’ Agreement, which is included as Exhibit 3 and is incorporated by this reference in this Item 6.

Except for the Joint Filing Agreement, attached hereto as Exhibit 1, and the Stockholders’ Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer,

Item 7.   Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated as of August 10, 2010.

Exhibit 2 Certificate of Designation of Series B Preferred Stock of Talon International, Inc. (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed August 5, 2010).

Exhibit 3 Stockholders Agreement, dated as of July 30, 2010, by and among Talon International, Inc., Lonnie D. Schnell, Larry Dyne, and CVC California, LLC (incorporated by reference from Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed August 5, 2010).

Exhibit 4 Recapitalization Agreement, dated as of July 30, 2010, by and between Talon International, Inc. and CVC California, LLC (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 5, 2010).

Exhibit 5 Amendment No. 6 to Loan Agreement, dated July 30, 2010, between Talon International, Inc. and CVC California, LLC (incorporated by reference from Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed August 5, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 10, 2010

CVC CALIFORNIA, LLC

By:	/s/ Cecilio M. Rodriguez
Name:	Cecilio M. Rodriguez
Title:	Chief Financial Officer

COMVEST CAPITAL, LLC

By:	/s/ Cecilio M. Rodriguez
Name:	Cecilio M. Rodriguez
Title:	Chief Financial Officer

COMVEST CAPITAL MANAGEMENT LLC

By:	/s/ Cecilio M. Rodriguez
Name:	Cecilio M. Rodriguez
Title:	Chief Financial Officer

/s/ Robert L. Pridddy
Robert L. Priddy, Individually

/s/ Michael S. Falk
Michael S. Falk, Individually

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any and all future amendments to the Schedule 13D, and have duly executed this joint filing agreement as of the date set forth below.

Dated as of August 10, 2010

CVC CALIFORNIA, LLC

By:	/s/ Cecilio M. Rodriguez
Name:	Cecilio M. Rodriguez
Title:	Chief Financial Officer

COMVEST CAPITAL, LLC

By:	/s/ Cecilio M. Rodriguez
Name:	Cecilio M. Rodriguez
Title:	Chief Financial Officer

COMVEST CAPITAL MANAGEMENT LLC

By:	/s/ Cecilio M. Rodriguez
Name:	Cecilio M. Rodriguez
Title:	Chief Financial Officer

/s/ Robert L. Priddy
Robert L. Priddy, Individually

/s/ Michael S. Falk
Michael S. Falk, Individually